Exhibit 99.1

Americas Silver Corporation Provides Annual 2017 Production and Costs, 2018 Guidance, and an Exploration Update on Its Cosalá Operation’s Zone 120 Property

TORONTO--(BUSINESS WIRE)--January 29, 2018--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce production and operating cost results for fiscal 2017, 2018 production and cost guidance, and results from recent follow-up exploration drilling completed on its 100%-owned Zone 120 deposit. The Zone 120 deposit is part of the Cosalá Operations property in Sinaloa, Mexico and located adjacent to the San Rafael Mine. The Company declared commercial production at the San Rafael Mine as of December 19, 2017.

Consolidated 2017 Results and 2018 Guidance

  Guidance for 2018 is 1.6 - 2.0 million silver ounces and 7.2 - 8.0 million silver equivalent ounces at cash costs of negative $10.00 to negative $5.00 per silver ounce and all-in sustaining costs of negative $1.00 to $4.00 per silver ounce. The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to US dollar for these guidance estimates.
  The Company drilled seven holes at the Zone 120 deposit in the fourth quarter of 2017 following the success of the spring 2017 drill program. Drill highlights include:
    Hole SR-415, containing 23.4 meters grading 259 g/t silver, 0.40 g/t gold and 0.5% copper (345 g/t silver equivalent) and 7.2 meters grading 335 g/t silver, 0.23 g/t gold and 0.55% copper (413 g/t silver equivalent);
    Hole SR-402, containing 16.9 meters grading 138 g/t silver, 0.23 g/t gold and 0.43% copper (204 g/t silver equivalent); and
    Hole SR-409, containing 2.0 meters grading 920 g/t silver, 0.40 g/t gold and 2.36% copper (1,218 g/t silver equivalent)
  The Board has approved a $4.0 million exploration program for the Cosalá Operations property, with the majority to be spent on expansion and in-filling drilling of the Zone 120 deposit.
  Consolidated silver and silver equivalent production1 for 2017 of approximately 2.1 million silver ounces and 4.7 million silver equivalent ounces, respectively, resulting in a 14% decrease in silver production and 4% increase in silver equivalent production compared to 2016.
  Consolidated cash costs2 and all-in sustaining costs2 for 2017 of $9.37 per silver ounce and $13.12 per silver ounce, respectively, resulting in a 6% decrease in cash costs and 3% increase in all-in sustaining costs compared to 2016.
  The Company had a cash balance of $9.3 million as at December 31, 2017.

“This year will be transformative for Americas Silver with the San Rafael Mine and mill ramping up to full capacity by the middle of the year,” said Americas Silver President and CEO Darren Blasutti. “We are expecting record free cash flow, earnings, and silver equivalent production for the Company as we become one of the lowest all-in sustaining cost producers in the silver industry.”

Mr. Blasutti continued, “Building on the exciting 2017 drilling success at Zone 120, we are well into a 12,000-meter drill program in the first half of 2018. San Rafael’s free cash flow will allow us to develop the potential high-grade, silver-copper targets at Zone 120-El Cajón without equity dilution to our shareholders.”

Consolidated 2017 Results and 2018 Guidance

Consolidated silver production for 2017 was approximately 2,060,000 ounces, which represents a decrease of 14% compared to 2016. Silver equivalent production was approximately 4,746,000 ounces, an increase of 4% compared to 2016. Consolidated cash costs improved by 6% to $9.37 per silver ounce compared to 2016. In addition, zinc and copper production increased 11% and 10% year-over-year, respectively, as a result of strong production from the Cosalá Operations.

Table 1
2017 Consolidated Production Highlights
	2017	2016	Change
Processed Ore (tonnes milled)	690,498	671,616	3%
Silver Production (ounces)	2,056,017	2,389,808	-14%
Silver Equivalent Production (ounces)	4,746,387	4,579,373	4%
Silver Grade (grams per tonne)	104	126	-18%
Cost of Sales ($ per silver equiv. ounce)[1]	$10.19	$10.08	1%
Cash Costs ($ per silver ounce)[1]	$9.37	$10.00	-6%
All-in Sustaining Costs ($ per silver ounce)[1]	$13.12	$12.71	3%
Zinc Production (pounds)	11,623,138	10,488,773	11%
Lead Production (pounds)	25,392,619	29,067,673	-13%
Copper Production (pounds)	1,167,401	1,058,250	10%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for 2017 excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

The Company produced 2.1 million silver ounces and 4.7 million silver equivalent ounces which are within the 2.0 - 2.5 million silver ounces and slightly below the 5.0 - 5.5 million silver equivalent ounces 2017 guidance estimates. The shortfall to silver equivalent guidance was due to lower than expected tonnage and grade from the Galena Complex as both silver and lead production were below expectations. In addition, guidance to the market was estimated on the San Rafael Mine declaring commercial production early in the fourth quarter of 2017 instead of later in the quarter. As a result, silver equivalent production was lower than expected due to delay in by-product metal production expected from the high concentration of zinc and lead in the Lower Zone of the San Rafael Mine.

Table 2 Consolidated Results and Guidance
	2017 Actual	2018 Guidance*
Silver Production (ounces)	2.1M oz.	1.6 - 2.0M oz.
Silver Equivalent Production (ounces)	4.7M oz.	7.2 - 8.0M oz.
Cost of Sales ($ per silver equiv. ounce)	$10.19/oz.	$7.00 - $8.00/oz.
Cash Costs ($ per silver ounce)	$9.37/oz.	$(10.00) - $(5.00)/oz.
All-in Sustaining Costs ($ per silver ounce)	$13.12/oz.	$(1.00) - $4.00/oz.

* The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to US dollar for these guidance estimates

The Company declared commercial production at its San Rafael Mine in December 2017. The mine was constructed for approximately $17 million, 25% lower than the initial pre-feasibility estimate. Mine production, mill throughput and metal recoveries are expected to ramp-up to internal targets through the first half of 2018. Capital development is expected to be highest in the first quarter of 2018 as development into the deepest levels of the Main Zone progress and the remainder of the mine’s capital development and equipment purchases are finalized. The Company is expected to invest a consolidated $18-19 million in its operating mines in 2018.

Silver production is expected to be lower in the first 18 months of the mine’s production due to mine sequencing within San Rafael. The initial development in the San Rafael ore body was into the area closest to the portal where the silver grade is approximately half of the reserve silver grade. The Main and the Upper Zones of the ore body are estimated to have higher silver grades. Silver equivalent production is expected to increase significantly, and cash costs and all-in sustaining costs are expected to decrease due to the significant increase in lead and zinc projected to be produced from the San Rafael mine. At current spot prices, the mine is expected to generate significant free cash flow in 2018 and with further growth in 2019 as capital requirements decrease and the silver grade improves.

Zone 120 Exploration Results

The Company is pleased to release results from its ongoing drill program on the Zone 120 deposit. Exploration drilling resumed at the Cosalá Operations property in 2017 for the first time since 2014. Starting in April, an initial 4,000-meter diamond drill program at Zone 120 will commence focused on upgrading the existing resource3 as well as expanding the footprint of mineralization to the southeast. Following up on the success of step-out Hole SR-396, the Company drilled 3,260 meters in seven holes to further test continuity, concentration, and extent of the silver-copper mineralization.

Table 3 Q4 2017 Zone 120 Selected Drill Results
Hole	From (m)	To (m)	Width (m)*	Ag (g/t)	Au (g/t)	Cu %	AgEg (g/t)**
SR-402 including	371.3 389.2	406.1 406.1	34.8 16.9	91 138	0.15 0.23	0.29 0.43	136 204
SR-409	228.0	230.0	2.0	920	0.40	2.36	1,218
SR-410	163.6	174.3	10.7	97	0.16	0.24	136
SR-415 including	257.0 268.3 276.3 279.0	280.4 269.4 277.5 280.4	23.4 1.1 1.2 1.4	259 1,460 839 623	0.40 2.61 0.61 0.59	0.50 2.55 1.13 1.35	345 1,940 1,012 820
SR-415	291.1	305.9	14.8	75	0.25	0.16	111
SR-415	416.2	426.3	10.1	120	0.08	0.13	141

* True width varies from 85-92% of interval.
** The AqEq was calculated using $18/oz Ag, $1300/oz Au and $3.00/lb Cu.

The Company also drilled three holes between El Cajón and Zone 120 to test for mineralization in the corridor separating two known resources with similar host rocks, mineralogical characteristics and structural controls, All three holes encountered short intervals of significant silver and copper values and have provided important structural and lithological information which will be valuable in targeting extensions and the potential connection in the one kilometer distance between El Cajón and Zone 120.

Detailed exploration results from the 2017 drill program and 2018 targets can be found on the Company’s website and investor presentation at www.americassilvercorp.com.

The Company is moving forward with a $4 million, 20,000-meter exploration program focused on the Zone 120 deposit and its regional land position. Approximately 14,000 meters of the drilling will be focused on Zone 120 and the corridor between Zone 120 and El Cajón. The drilling is expected to be completed by mid-second quarter 2018 with results to be released late in Q2, 2018 for inclusion in the Company’s mid-year resource update. Funding for the program is expected to be provided from internally-generated, operating cash flow from the Company’s San Rafael Mine.

Drill core samples are prepared at the Company’s secure facility in Cosalá, Sinaloa. Assaying was done by ALS Chemex Labs in Hermosillo, Mexico. The Company has a QA/QC program supervised by a Qualified Person.

About Americas Silver Corporation
Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational, exploration and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Silver equivalent production for fiscal 2017 throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period, unless otherwise indicated.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A. The performance measures for the quarter and year ended December 31, 2017 are preliminary throughout this press release subject to refinement from the Company’s year-end financial results to be released on or before March 2, 2018.
3 December 31, 2016 estimate reported at Measured and Indicated resources of 1.8 million tonnes grading 128g/t Ag and 0.35% Cu (7.3Moz Ag and 13.7Mlbs Cu contained).

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO